Exhibit 99.1

Patria Reports Third Quarter 2025 Earnings Results

Grand Cayman, Cayman Islands, November 4, 2025 – Patria (Nasdaq:PAX) reported today its unaudited results for the third quarter ended September 30, 2025. The full detailed presentation of Patria's third quarter 2025 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/.

Alex Saigh, Patria’s CEO, said: “This quarter we celebrate an important milestone for Patria as our Assets under Management exceeded US$50 billion, over 3.5x higher than our AUM at the time of our IPO in 2021. We could not have achieved this milestone without the hard work and dedication of our team and, most importantly, the trust our clients have placed in us. With over US$1.5 billion raised in the third quarter and US$6 billion year to date, our growth momentum continues, and we are well on track to exceed the high-end of our full year fundraising target of US$6.6 billion. Our growth is further illustrated by the US$46.9 million of Distributable Earnings we generated in the third quarter, or US$0.30 per share, up a robust 22% sequentially and 31% year over year, driven mainly by very strong FRE per share growth of 8% sequentially and 19% year over year. As we enter the fourth quarter, we grow even more confident in our ability to deliver the targets we set for 2025, and our 2026 and 2027 objectives, as we look forward to the continued evolution of our business and our next stage of growth.”

Financial Highlights (reported in $ USD)

IFRS results included $22.5 million of net income attributable to Patria in Q3 2025. Patria generated Fee Related Earnings of $49.5 million in Q3 2025, up 22% from $40.6 million in Q3 2024, with an FRE margin of 58.5%. Distributable Earnings were $46.9 million for Q3 2025, or $0.30 per share, up 31% from $0.23 in Q3 2024.

Dividends

Patria declared a quarterly dividend of $0.15 per share to record holders of common stock at the close of business on November 14th, 2025. This dividend will be paid on December 12th, 2025.

Conference Call

Patria will host its third quarter 2025 earnings conference call via public webcast on November 4th, 2025, at 9:00 a.m. ET. To register and join, please use the following link:

https://edge.media-server.com/mmc/p/wiryon5e

For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion.

About Patria

Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-

ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 37 years of experience and over $51 billion in assets under management, we believe we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com.

Asset Classes: Infrastructure, Credit, Real Estate, Private Equity, Solutions (GPMS), and Public Equities

Main sectors: Agribusiness, Power & Energy, Healthcare, Logistics & Transportations, Food & Beverage and Digital & Tech Services

Investment Regions: Latin America, Europe and the U.S.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings.

Contact

Patria Shareholder Relations

E. PatriaShareholderRelations@patria.com

T. +1 917 769 1611